Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FOURTH QUARTER ENDED
JULY 26, 2025

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – October 7, 2025 - Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the fourth quarter ended July 26, 2025.

Fourth Quarter Highlights
•Net income of $15.5 million, an increase of 1% compared to $15.4 million in the fourth quarter of the prior year
•Adjusted net income of $15.6 million, a decrease of 8% compared to adjusted net income of $16.9 million in the fourth quarter of the prior year
•Sales increased 3.7% and same store sales increased 1.6%
•Same store digital sales increased 11%
Year-To-Date Fiscal 2025 Highlights
•Net income of $56.4 million, an increase of 12% compared to $50.5 million in the prior year-to-date period
•Adjusted net income of $56.9 million, an increase of 8% compared to adjusted net income of $52.6 million in the prior year-to-date period
•Sales increased 3.8% and same store sales increased 2.1%
•Same store digital sales increased 10%
•Grand opening of a 72,000 sq. ft. ShopRite replacement store in Watchung, NJ
Fourth Quarter of Fiscal 2025 Results
Sales were $599.7 million in the 13 weeks ended July 26, 2025 compared to $578.2 million in the 13 weeks ended July 27, 2024. Sales increased due to an increase in same store sales of 1.6% and the opening of the Watchung, NJ replacement store on April 9, 2025. Same store sales increased due primarily to digital sales growth, continued growth in recently replaced or remodeled stores, higher pharmacy sales and inflation in the meat and dairy departments. These increases were partially offset by cannibalization of existing stores from the Watchung replacement store opening and recent competitive store openings. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales decreased to 28.17% in the 13 weeks ended July 26, 2025 compared to 29.34% in the 13 weeks ended July 27, 2024 due primarily to decreased departmental gross margin percentages (.44%), lower patronage dividends and other rebates received from Wakefern (.42%), higher LIFO charges (.14%), an unfavorable change in product mix (.12%) and higher promotional spending (.10%) partially offset by decreased warehouse assessment charges from Wakefern (.05%). Departmental gross margin percentages decreased due primarily to price investments and cost inflation.
Operating and administrative expense as a percentage of sales decreased to 23.11% in the 13 weeks ended July 26, 2025 compared to 24.20% in the 13 weeks ended July 27, 2024. Adjusted operating and administrative expenses decreased to 23.34% in the 13 weeks ended July 26, 2025 compared to 24.20% in the 13 weeks ended July 27, 2024. The decrease in Adjusted operating and administrative expenses is due primarily to lower employee costs (.68%), sales leverage on occupancy and facility costs (.13%), reduced advertising spending (.10%), decreased external fees associated with digital sales (.06%), lower security spending (.04%) and reduced facility insurance costs (.04%) partially offset by increased legal and consulting fees (.12%) and increased utilities rates (.06%).
Impairment of assets in the 13 weeks ended July 26, 2025 of $1.5 million includes non-cash impairment charges on the long-lived assets of one Gourmet Garage store and assets held for sale. Impairment of assets in the 13 weeks ended July 27, 2024 of

Exhibit 99.1

$2.1 million includes non-cash charges for long-lived assets at the automated micro-fulfillment center which was closed in September 2024.
Depreciation and amortization expense increased in the 13 weeks ended July 26, 2025 compared to the 13 weeks ended July 27, 2024 due primarily to capital expenditures.
Interest expense decreased in the 13 weeks ended July 26, 2025 compared to the 13 weeks ended July 27, 2024 due primarily to lower average outstanding debt balances.
Interest income decreased in the 13 weeks ended July 26, 2025 compared to the 13 weeks ended July 27, 2024 due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The Company’s effective income tax rate was 31.4% in the 13 weeks ended July 26, 2025 compared to 29.4% in the 13 weeks ended July 27, 2024.

Year-To-Date Fiscal 2025 Results
Sales were $2.321 billion in the 52 weeks ended July 26, 2025 compared to $2.237 billion in the 52 weeks ended July 27, 2024. Sales increased due to an increase in same store sales of 2.1%, the opening of the Watchung, NJ replacement store on April 9, 2025 and the opening of the Old Bridge, NJ replacement store on March 17, 2024. Same store sales increased due primarily to digital sales growth, continued growth in recently remodeled stores, higher pharmacy sales and inflation in the meat and dairy departments. These increases were partially offset by cannibalization of existing stores from the Watchung replacement store opening and recent competitive store openings.
Gross profit as a percentage of sales decreased to 28.57% in the 52 weeks ended July 26, 2025 compared to 28.70% in the 52 weeks ended July 27, 2024 due primarily to an unfavorable change in product mix (.15%), higher promotional spending (.08%) and decreased departmental gross margin percentages (.06%) partially offset by higher patronage dividends and rebates received from Wakefern (.07%), decreased warehouse assessment charges from Wakefern (.09%).
Operating and administrative expense as a percentage of sales decreased to 23.92% in the 52 weeks ended July 26, 2025 compared to 24.34% in the 52 weeks ended July 27, 2024. Adjusted operating and administrative expense as a percentage of sales decreased to 23.95% in the 52 weeks ended July 26, 2025 compared to 24.30% in the 52 weeks ended July 27, 2024. The decrease in Adjusted operating and administrative expenses is due primarily to lower employee costs (.16%), sales leverage on occupancy and facility costs (.13%), lower facility insurance costs (.06%) and reduced supply spending (.06%) partially offset by higher utility rates (.07%).
Depreciation and amortization expense increased in the 52 weeks ended July 26, 2025 compared to the 52 weeks ended July 27, 2024 due primarily to capital expenditures.
Impairment of assets in the 52 weeks ended July 26, 2025 includes non-cash impairment charges on the long-lived assets of one Gourmet Garage store and assets held for sale. Impairment of assets in the 52 weeks ended July 27, 2024 includes non-cash charges for long-lived assets at the automated micro-fulfillment center which was closed in September 2024.
Interest expense decreased in the 52 weeks ended July 26, 2025 compared to the 52 weeks ended July 27, 2024 due primarily to lower average outstanding debt balances.
Interest income decreased in the 52 weeks ended July 26, 2025 compared to the 52 weeks ended July 27, 2024 due primarily to lower interest rates earned on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The effective income tax rate was 31.1% in the 52 weeks ended July 26, 2025 compared to 30.6% in the 52 weeks ended July 27, 2024. The increase in the effective income tax rate is due to the prior year including a favorable deferred tax asset revaluation to reflect changes in state tax rates.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to

Exhibit 99.1

attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; labor shortages; disruptions to supply chains; and other factors detailed herein and in the Company’s filings with the SEC.

We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	July 26, 2025	July 27, 2024	July 26, 2025	July 27, 2024

Sales	$599,674	$578,237	$2,320,690	$2,236,566

Cost of sales	430,773	408,584	1,657,724	1,594,591

Gross profit	168,901	169,653	662,966	641,975

Operating and administrative expense	138,581	139,930	555,038	544,348

Depreciation and amortization	8,640	8,341	34,398	33,449

Impairment of assets	1,462	2,125	1,462	2,125

Operating income	20,218	19,257	72,068	62,053

Interest expense	(879)	(1,010)	(3,751)	(4,135)

Interest income	3,274	3,597	13,502	14,799

Income before income taxes	22,613	21,844	81,819	72,717

Income taxes	7,093	6,413	25,439	22,255

Net income	$15,520	$15,431	$56,380	$50,462

Net income per share:
Class A common stock:
Basic	$1.17	$1.16	$4.24	$3.78
Diluted	1.05	1.04	3.81	3.40

Class B common stock:
Basic	$0.76	$0.75	$2.75	$2.46
Diluted	0.76	0.75	2.75	2.46

Gross profit as a % of sales	28.17%	29.34%	28.57%	28.70%
Operating and administrative expense as a % of sales	23.11%	24.20%	23.92%	24.34%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following tables reconcile Net income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	13 Weeks Ended		52 Weeks Ended
	July 26, 2025	July 27, 2024	July 26, 2025	July 27, 2024
Net Income	$15,520	$15,431	$56,380	$50,462

Adjustments to Operating and Administrative Expenses:
Store pre-opening costs (1)	$—	$—	$684	$907
Pension settlement gain (2)	(874)	—	(874)	—
Rent concession (3)	(517)	—	(517)	—

Adjustments to Impairment of Assets:
Impairment of assets (4)	$1,462	$2,125	$1,462	$2,125

Adjustments to Income Taxes:
Tax impact of special items	$(22)	$(659)	$(234)	$(940)

Adjusted net income	$15,569	$16,897	$56,901	$52,554

Operating and administrative expenses	$138,581	$139,930	$555,038	$544,348
Adjustments to operating and administrative expenses	1,391	—	707	(907)
Adjusted operating and administrative expenses	$139,972	$139,930	$555,745	$543,441
Adjusted operating and administrative expenses as a % of sales	23.34%	24.20%	23.95%	24.30%

(1) Fiscal 2025 pre-opening costs are associated with opening of the Watchung, NJ ShopRite replacement store that opened on April 9, 2025 and fiscal 2024 pre-opening costs are associated with the opening of the Old Bridge, NJ ShopRite replacement store that opened on March 17, 2024.

(2) Fiscal 2025 includes a pension settlement gain related to lump sum payments made under an unfunded, non-qualified company sponsored defined benefit plan.

(3) Fiscal 2025 includes income related to rent concessions received on one store location to compensate for disruption in operations during redevelopment of the retail center.

(4) Fiscal 2025 includes non-cash impairment charges on the long-lived assets of one Gourmet Garage store and assets held for sale. Fiscal 2024 includes non-cash impairment charges for long-lived assets due to the closure of the automated micro-fulfillment center in south NJ.